TERM SHEET FOR
PREFERRED STOCK FINANCING OF
25 BOUGH STREET INC.

The intent of this term sheet ("**Term Sheet**") is to describe certain key terms of an investment in 25 Bough Street Inc., a Delaware public benefit corporation (the "**Company**").

This Term Sheet shall not be construed as creating any obligations of any party whatsoever, and shall not be binding on any party unless the terms of the proposed investment are contained within definitive documents which are negotiated, executed, and delivered in connection with the closing of such investment.

The Company will issue nonvoting preferred shares (the "**Preferred Shares**") in exchange for amounts invested by investors (the "**Preferred Shareholders**") up to a total of $1,069,999.70 at a per-share price of $0.55 per share (the "**Original Issue Price**").

The Preferred Shares (and Common Shares) will have the following principal provisions:

Dividends

Preferred Shareholders shall receive annual non-cumulative dividends, when, as, and if declared by the Board in its sole discretion, out of any funds and assets of the Company legally available therefor ("**Preferred Dividends**").

For each fiscal year, the target Preferred Dividend ("**Target Dividend**") shall be six percent (6%) of the Original Issue Price (as adjusted for any future stock dividends, combinations, splits, recapitalizations, and the like) (prorated for any partial year of ownership).

For each fiscal year, unless each Preferred Shareholder receives the Target Dividend, no dividend shall be paid or declared on any share of Common Stock of the Company ("**Common Share**").

In any year in which the Preferred Shareholders receive the Target Dividend and the holders of Common Shares (the "**Common Shareholders**") receive a per share dividend equal to that received by the Preferred Shareholders, the Preferred Shareholders shall fully participate, on a per-share basis, in any additional dividends paid to the Common Shareholders.

Redemption by the Preferred Shareholder

Following the fifth anniversary of the issuance of any Preferred Share, the holder of such Preferred Share is entitled to request redemption of such share at a price equal to the share's Original Issue Price.

Redemption by the Company

The Company reserves the right to redeem any or all of the Preferred Shares at any time.

If the number of years from the date of a Preferred Share's issuance to the date of such Preferred Share's redemption is less than ten, the redemption price for such Preferred Share shall be the Original Issue Price multiplied by 1.25. If the number of years from the date of a Preferred Share's issuance to the date of such Preferred Share's redemption is greater than or equal to ten, the redemption price shall be the Original Issue Price multiplied by 1.35.

Liquidation preference (in the case of dissolution or sale)

After repayment of indebtedness and allowance for any reserves which are reasonably necessary for contingent or unforeseen liabilities or obligations of the company, liquidation proceeds shall be paid as follows:

- First, to Preferred Shareholders, up to a maximum of the Original Issue Price for each Preferred Share owned by each such holder;
- Second, to Common Shareholders, pro rata based on the number of Common Shares held by each such holder.

Any merger or consolidation involving the company (unless stockholders of the company own a majority of the voting power of the surviving or acquiring entity) or any sale, lease, transfer, exclusive license or other disposition of all or substantially all of the assets of the company will be considered a liquidation triggering payment of the foregoing amounts.

Voting rights

Except as required by applicable law or the company's Certificate of Incorporation, (a) the Preferred Shareholders shall have no voting rights in respect of their Preferred Shares; (b) all voting rights with respect to the affairs of the corporation shall belong to the Common Shareholders, in proportion to the number of Common Shares held by them; and (c) the Common Shares shall have unlimited voting rights, with each share being entitled to one vote.